EXHIBIT 4

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 9/23/25 to 9/24/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
9/19/2025	Sell	37,864	6.91
9/22/2025	Sell	17,649	6.98
9/24/2025	Sell	700	7.04
9/24/2025	Sell	106,909	7.00